

December 23, 2013

<u>Via E-mail</u>
Mr. Ralph A. Beattie
Executive Vice President and Chief Financial Officer
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, TX 75254

> Re: **Capital Senior Living Corporation**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed March 8, 2013**
>   **Form 8-K dated November 4, 2013**
>   **Filed November 4, 2013**
>   **File No. 1-13445**

Dear Mr. Beattie:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director